Press Release

[Graphic omitted] Ahold

                                                        Royal Ahold
                                                        Corporate Communications

                                                 Date:  September 4, 2003
                                  For more information: +31 75 659 57 20

Ahold announces financial information on Albert Heijn and Stop & Shop for fiscal years 2000 - 2002

Zaandam, The Netherlands, September 4, 2003 - After consultation with the VEB (Dutch Association of Securities Owners), Ahold today published unaudited financial information for its wholly-owned subsidiaries, Albert Heijn and Stop & Shop, for fiscal years 2000 - 2002. This information, subject to any audit-related adjustments, will be included in the business segment information contained in Ahold's Annual Report and Annual Report on Form 20-F for fiscal year 2002. The numbers below for Stop & Shop are given in USD but will be in Euros in the Annual Report and Form 20-F, using the applicable exchange rates for the relevant periods.

Segment information for Albert Heijn and Stop & Shop


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all numbers x 1,000,000
                                                  2002         2001        2000
Net sales
Stop & Shop                            USD       9,476        8,779       6,333
Albert Heijn                           EUR       5,703        5,409       5,201

Operating Income
Stop & Shop                            USD         714          564         537
Albert Heijn                           EUR         262          247         196

Tangible and intangible fixed assets
Stop & Shop                            USD       3,282        2,952       2,063
Albert Heijn                           EUR         589          611         597

Expenditures for additions to tangible
fixed assets
Stop & Shop                            USD         629          707         481
Albert Heijn                           EUR          92          146          95

Expenditures for additions to intangible
fixed assets
Stop & Shop                            USD          28           25           -
Albert Heijn                           EUR          22           19           7

                                                  Albert Heijnweg, 1 Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone:  +31 (0)75 659 5720
http://www.ahold.com                              Fax:    +31 (0)75 659 8302

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Depreciation and amortization
Stop & Shop                            USD         275          245         151
Albert Heijn                           EUR         124          127         125

Assets in use for operational activities
Stop & Shop                            USD       4,393        4,211       3,092
Albert Heijn                           EUR       1,195        1,230       1,147
Definition; All assets, less investment in group companies and loans to group companies.

Liabilities from operational activities
Stop & Shop                            USD       1,078        1,005       1,120
Albert Heijn                           EUR         720          646         628
Definition; All liabilities, less interest bearing debt.

Number of associates in full-time
equivalents, average (x 1)
Stop & Shop                            USD      40,027       38,443      28,736
Albert Heijn                           EUR      22,425       22,292      22,934

Number of stores (x 1)
Stop & Shop                            USD         333          321         211
Albert Heijn - company stores          EUR         489          479         508
Albert Heijn - franchise stores        EUR         217          207         201
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Ahold Corporate Communications:  +31 75 659 57 20